
LIQUIDPISTON

# LIQUIDPISTON

## *2020 Report*

# *Dear investors,*

We couldn't be more grateful to our thousands of investors and supporters who have carried us a long way since 2017. LiquidPiston has made tremendous improvements in the status of technology development and demonstrations (including a mobile JP8 generator, hybrid electric UAV and go-kart), engaging with industrial partners and the DoD along the way. As we are part way through our Reg A offering, it is clear that 2021 will be a fantastic year as we can focus on the technology development necessary to transition toward becoming a product company. LPI is intently focused on introducing its small heavy fueled engines by 2024 for application in the DoD for both primary and hybrid electric propulsion. From there, we expect the dominos will fall as we can scale and adapt the technology for a variety of other applications.

### We need your help!

We are hiring! LiquidPiston, Inc. is looking to significantly increase the size of its team toward the end of this year. LiquidPiston, Inc. is looking for contract manufacturing suppliers and interested design, testing, and development engineers to help us transition from a technology development shop to a product company.

*Sincerely,*

Alexander Shkolnik

CEO

Nikolay Shkolnik

CTO

# Our Mission

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

See our full profile

# How did we do this year?

## Report Card

**A-**

### The Good

- Award winner of Army XTechSearch; 2 Army SBIR contracts; 1 Air Force STTR contract
- January 2020, LiquidPiston had a record Reg CF raise, reaching $1.07M limit in just 9 hours 22 minutes
- LiquidPiston launched a successful Regulation A campaign, totaling >$6M (Y/E 2020)

### The Bad

- COVID halted all conferences and slowed business development efforts
- Customer funded feasibility programs ($1.1M) have not yet evolved to fully funded development programs.
- Engine durability testing has not progressed as quickly as desired; Its on the docket for 2021

## 2020 At a Glance

January 1 to December 31

**$425,654** [78%]
Revenue

**-$2,904,680**
Net Loss

**$146,674** [94%]
Short Term Debt

**$1,858,663**
Raised in 2020

**$6,058,920**
Cash on Hand

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Additional relevant information may be found as part of LiquidPiston's Regulation A offering through startengine.com/liquidpiston *, and the Offering Circular that can be found here: https://www.sec.gov/Archives/edgar/data/0001446275/000168316821001205/liquidpiston_253g2.htm. The company will also be posting a Form 1-K Annual Report which can be found here: https://sec.report/CIK/0001446275

*Disclaimer: This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

**Overview**

Engines are dirty, and physics tells us we can do better! We've developed an optimized thermodynamic cycle and built a fundamentally new combustion engine that's cleaner, cheaper, quieter, and smaller. Compared to piston engines, our "X" rotary engine can be ~5-10x smaller and lighter than a Diesel, and up to 2x more efficient than a gasoline engine. An electric vehicle using LiquidPiston combined with a small battery pack could have a lower $CO_2$ footprint compared to plug-in electric vehicles.

There is a large market for engines and small turbines, compressors, and generators. The LiquidPiston technology is scalable and can potentially serve this entire market. Initially, we will be focused on military and aerospace applications. These applications are typically low volume (lower barriers to entry for a startup), and have a painful need for improvements in engine power-to-weight and size-to-weight, with requirements to operate on heavy fuel.

**Milestones**

LiquidPiston, Inc. was incorporated in the State of Delaware in June 2004.

Since then, we have:

- Raised $3.2M across 3 crowdfunding campaigns on Wefunder and StartEngine.
- Raised $9.9M in a Regulation A offering on StartEngine (still ongoing, see link above).
- awarded multiple contracts totaling $8.6M in non-dilutive funding by DARPA and the US Army. LiquidPiston. The company was recently awarded three SBIR and STTR efforts since 2020
- Featured as an award winner / finalist in the Army XTechSearch technology competition
- Developed a new engine architecture that may improve fuel efficiency by 30% while reducing size and weight by up to 10x over a diesel engine.
- >60 patents issued or pending in the U.S. and internationally.
- Our 70cc "X mini" engine is a 3-5hp gasoline engine the size of a honeydew melon. Measured 50% increased efficiency over comparable per-cylinder displacement gasoline engine. The engine is being tested in a 2kWe hybrid electric generator for Army applications.
- Our 750cc "X-4" engine is a 40hp rotary Diesel X engine "Alpha" prototype, which ultimately may fit in an 11" box while weighing just 40 pounds. We are proving it's efficiency and power.

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $425,653.70 compared to the year ended December 31, 2019, when the Company had revenues of $1,958,908.13. Our gross margin was 34.7% in fiscal year 2020, compared to 18.2% in 2019. Revenues include R&D development programs funded by customers and the DoD. LPI's main focus in the future will be on selling engine technology (as opposed to service revenue), and requires technology and commercialization maturation to achieve that objective.
- *Assets.* As of December 31, 2020, the Company had total assets of $7,059,161.25, including $6,058,920.37 in cash. As of December 31, 2019, the Company had $2,596,437.83 in total assets, including $1,554,653.05 in cash.
- *Net Loss.* The Company has had net losses of $2,904,680 and net losses of $1,205,367.14 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $296,674 for the fiscal year ended December 31, 2020 and $3,197,600 for the fiscal year ended December 31, 2019. Liabilities in 2019 primarily consisted of Convertible Notes which were converted to Equity in Sept of 2020.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $30M in equity financing.

The company presently has approximately 18 months of runway at present expenditure levels. The company will be increasing R&D expenditure as additional sources of capital are secured, including additional amounts raised through the current Regulation A offering, as well as through non-dilutive sources including NRE and government development programs.

We plan to use the proceeds as set forth in the Offering Circular. We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

LiquidPiston, Inc. cash in hand is $6,058,920, as of December 2020. Over the last three months, revenues have averaged $41,405/month, cost of goods sold has averaged $51,505/month, and operational expenses have averaged $325,640/month, for an average burn rate of $390,944.49 per month. Our intent is to be profitable in 0 months.

LiquidPiston is currently raising funds through an ongoing Regulation A+ offering [startengine.com/liquidpiston]. As of 4/7/2021 the company has received $9,908,987 in funding commitments. Through March 2 2021, LiquidPiston has received disbursements totaling 6,772,108 (net of fees).

LiquidPiston has recently engaged with the Army and US Air Force on three Small Business Innovation (SBIR) contracts. In additional to our ongoing Regulation A offering, we are also applying for a number of other government contracts in addition to commercial development contracts, and expect R&D (service) revenues to pick up in the second half of 2021 / early 2022.

**Net Margin: -682%** **Gross Margin: 35%** **Return on Assets: -41%** **Earnings per Share: -$1.81** **Revenue per Employee: $23,647**

**Cash to Assets: 86%** **Revenue to Receivables: 392%** **Debt Ratio: 4%**

Audited_Financial_Statements_-_2019-2020_updated.pdf

# We ❤ Our
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## Thank You For Believing In Us

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